

*KH 3/7

SECURITIES AND EXCHANGE COMMISSION

13030380

SEC Mail Processing Section MAR 01 2013 Washington DC 403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cole Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2325 East Camelback Road, Suite 1100
(No. and Street)

Phoenix	AZ	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Schmidt — (602) 778-6293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

501 N 44th Street, Suite 300	Phoenix	AZ	85016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/12/13

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marc T. Nemer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cole Capital Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Marc T. Nemer President

Title



Notary Public


WHITNEY NORRIS
Notary Public - Arizona
Maricopa County
My Comm. Expires Apr 5, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cole Capital Corporation

Statement of Financial Condition
December 31, 2012

McGladrey

Assurance ▪ Tax ▪ Consulting

Cole Capital Corporation

Statement of Financial Condition
December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934

Cole Capital Corporation

Contents
December 31, 2012



Independent Auditor's Report

To the Stockholder
Cole Capital Corporation
Phoenix, Arizona

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Cole Capital Corporation (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cole Capital Corporation as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Phoenix, Arizona
February 27, 2013

Cole Capital Corporation

Statement of Financial Condition
As of December 31, 2012

ASSETS		
Cash and cash equivalents	$	4,165,711
Prepaid expenses		494,768
Accounts receivable		1,051
Due from affiliates		33,628
Total assets	$	4,695,158
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued expenses	$	845,907
Commitments and contingencies		
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized 1,000,000 shares; 13,600 shares issued and outstanding		13,600
Contributed capital		15,339,000
Accumulated deficit		(11,503,349)
Total stockholder's equity		3,849,251
Total liabilities and stockholder's equity	$	4,695,158

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Cole Capital Corporation (the Company), a wholly-owned subsidiary of Cole Capital Advisors, Inc., is licensed to operate as a broker-dealer, under the Securities Exchange Act of 1934. The Company's principal business is to act as the dealer manager or sales agent for publically registered, non-traded real estate investment trusts (REITs), the private placement of real estate limited partnerships, and other securities offered by affiliates of the Company (the Offerings).

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as broker-dealer, and does not hold funds or securities for or owe money or securities to customers.

Summary of significant accounting policies

The Company prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America (GAAP). A summary of significant accounting policies is as follows:

Cash and cash equivalents

For purposes of this statement of financial condition, the Company considers all highly liquid investment instruments purchased with a maturity date of three months or less to be cash equivalents.

Prepaid expenses

Prepaid expenses include amounts paid as of the balance sheet date that relate to future periods and will be expensed during the period to which the costs relate. Prepaid expenses consist primarily of wholesaler commission advances.

Income taxes

The Company has elected under the Internal Revenue Code to be taxed as a Qualified Subchapter S Subsidiary. In lieu of corporate income taxes, the stockholder of the S Corporation Parent is taxed on the Company's taxable income. Therefore, no provision or liability for income taxes is included in the statement of financial condition.

The Company is not subject to federal income tax, but may be subject to certain state income taxes. The Financial Accounting Standards Board (FASB) provides guidance for how uncertain income tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and asset or liability in the current year. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2008. For the year ended December 31, 2012, management has determined that there are no material uncertain income tax positions.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Concentration of credit risk

The Company maintains its cash in bank deposit accounts, which at times, significantly exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Use of estimates

The preparation of the statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through February 27, 2013, the date on which the statement of financial condition was issued.

Note 2. Accrued Expenses

Accrued expenses consist primarily of wholesaler commissions payable to the Company's registered representatives for capital raised in the Offerings of affiliates of the Company.

Note 3. Related Party Transactions

As of December 31, 2012, $33,628 was due to the Company related to services performed for affiliates of the Company.

Note 4. Net Capital Rule

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital and a minimum net capital requirement of $3,319,804 and $56,394, respectively, which was $3,263,410 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.

Note 5. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation or claims. In the opinion of management, all such matters that the Company is aware of are either covered by insurance, are without merit, or are of an amount that would not have a material effect on the financial position of the Company if disposed of unfavorably.